Page 1

Schedule 13G
Name of Issuer			PS Business Parks, Inc.
Title of Class of Securities	Common Stock
CUSIP Number			69360J107
Date of Event Requiring Filing	12-31-2000
Filed pursuant to Rule 		13d-1(b)

1  NAME OF REPORTING PERSON - State Treasurer, State of Michigan
   IRS IDENTIFICATION - 38-2836023
2  CHECK IF MEMBER OF A GROUP - Not applicable
3  SEC use only
4  CITIZENSHIP - State of Michigan
5  SOLE VOTING POWER - 2,030,611
6  SHARED VOTING POWER - None
7  SOLE DISPOSITIVE POWER - 2,030,611
8  SHARED DISPOSITIVE POWER - None
9  AGGREGATE AMOUNT OWNED - 2,030,611
10 IF AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES - Not applicable
11 PERCENT OF CLASS REPRESENTED - 8.8%
12 TYPE OF REPORTING PERSON - EP

1a NAME OF ISSUER - PS Business Parks, Inc.
1b ADDRESS OF ISSUER - 701 Western Avenue
                       Glendale, CA  91201
2a NAME OF FILER - Reference to Item 1, Page 2 of Schedule 13G
			and Attachment A
2b ADDRESS OF FILER - Michigan Department of Treasury
                      Mortgage and Real Estate Division
                      P.O. Box 15128
                      Lansing, MI  48901
2c CITIZENSHIP - Reference to Item 4 Page 2 of this Schedule 13G
2d CLASS OF SECURITIES - Reference to Item 1 Page 1 of Schedule 13G
2e CUSIP NUMBER - 69360J107
3  PERSON FILING - Employee benefit plan in accordance with
			S240.13d-1(b)(1)(ii)(F)
4  OWNERSHIP - Reference Item 5 through 11 Page 2 of this Schedule 13G
(a) Amount beneficially owned - 2,030,611
(b) Percent of class - 8.8%
(c) Number of shares to which person has:
(i) Sole power to vote or direct the vote - 2,030,611
(ii) Shared power to vote or direct the vote - 0
(iii) Sole power to dispose or direct the dispostion of - 2,030,611
(iv) Shared power to dispose or direct the disposition of - 0
5  OWNERSHIP UNDER 5% - Not applicable
6  OWNERSHIP OVER 5% - Not applicable
7  INDENTIFICATION OF SUBSIDIARY - Not applicable
8  IDENTIFICATION OF MEMBERS - Not applicable
9  NOTICE OF DISSOLUTION - Not applicable
10 CERTIFICATION - By signing below I certify that to the best of my
		knowledge and belief the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE - see page 17 of attachment A

Pursuant to State Law (Section 91 of Act No. 380 of the Public Acts of 1965, as amended), the State Treasurer, State of Michigan is the investment fiduciary for the following four State sponsored retirement systems:
Public School Employees' Retirement System; State Employees' Retirement System; Michigan State Police Retirement System; and Judges' Retirement System.

The Michigan Department of Treasury's Bureau of Investments performs the investment function, under the direction and on behalf of the State Treasurer.

The aforementioned State Law created an Investment Advisory Committee comprised of the Director of the Department of Commerce, the Director of the Department of Management & Budget, or their duly authorized representatives, and three public members appointed by the Governor with the advice and consent of the Senate. The committee meets quarterly and reviews investments, goals, and objectives, and may submit recommendations to the State Treasurer.
The Investment Advisory Committee may also, by a majority vote, direct the State Treasurer to dispose of any holdings which in the committee's judgement is not suitable for the funds involved, and may by unanimous vote direct the State Treasurer to make specific investments.

Act No. 314 of the Public Acts of 1965, as amended, authorizes the investment of assets of public employee retirement systems or plans created and established by the state or any political subdivision.

The acquisition of equity securities are made for investment purposes only. Investments in equity securities are made from the assets of the aforementioned four retirement systems with total assets of approximately $51.0 billion. The retirement systems derive revenue from employer and



Cusip No.  69360J107								Page 2 of 17 Pages




Name:	 		Mark A. Murray

Business Address:	Michigan Department of Treasury
			P.O. Box 15128
			Lansing, Michigan  48901

Principal Occupation:  State Treasurer, State of Michigan

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America






Cusip No. 69360J107								Page 3 of 17 Pages



Name:			Robert E. Swaney

Business Address:	Charles Stewart Mott Foundation
			333 West Fort Street
	Suite 1900
			Detroit, MI  48226-3134

Principal Occupation:  Vice President and Chief Investment Officer

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America



Cusip No. 69360J107 								Page 4 of 17 Pages


Name:  		 David G. Sowerby

Business Address:	Loomis Sayles
			1533 North Woodward
	Suite 300
	Bloomfield Hills, MI  48304-2864

Principal Occupation: Vice President

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America




Cusip No. 69360J107 								Page 5 of 17 Pages



Name:			Kathleen M. Wilbur

Business Address:	Consumer & Industry Services
		Director's Office
	4th Floor, Law Building
	Box 30004
	Lansing, Michigan  48909

Principal Occupation: Director, Michigan Department of Consumer & Industry Services

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America



Cusip No. 69360J107 								Page 6 of 17 Pages





Name:			Janet E. Phipps

Business Address:		Department of Management and Budget
			Director's Office
			Cass Building, First Floor
			Box 30026
			Lansing, Michigan    48909

Principal Occupation: Director, Michigan Department of Management and Budget

Criminal convictions during the last five years:	None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:	United States of America





Cusip No. 69360J107								Page 7 of 17 Pages




Name:			Alan H. Van Noord

Business Address:	Michigan Department of Treasury
	P.O. Box 15128
	Lansing, Michigan  48901

Principal Occupation: Director, Bureau of Investments

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America




Cusip No. 69360J107								Page 8 of 17 Pages


Name:			Roy A. Pentilla

Business Address:	Michigan Department of Treasury
	P.O. Box 15128
	Lansing, Michigan  48901

Principal Occupation: Deputy Director, Bureau of Investments

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America




Cusip No. 69360J107								Page 9 of 17 Pages


Name:			Walter M. Wisniewski

Business Address:	Michigan Department of Treasury
	P.O. Box 15128
	Lansing, Michigan  48901

Principal Occupation: Director of Administrative Services, Bureau of Investments

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America




Cusip No. 69360J107								Page 10 of 17 Pages



Name:			Jacqueline M. Johnson

Business Address:	Michigan Department of Treasury
	P.O. Box 15128
	Lansing, Michigan  48901

Principal Occupation:  Administrator, Stock Analysis Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America




Cusip No. 69360J107								Page 11 of 17 Pages



Name:  		Paul R. Nelson, II

Business Address:	Michigan Department of Treasury
	P.O. Box 15128
	Lansing, Michigan  48901

Principal Occupation:  Administrator, Fixed Income Analysis Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America




Cusip No. 69360J107								Page 12 of  17 Pages



Name:  		David C. Turner

Business Address:	Michigan Department of Treasury
	P.O. Box 15128
	Lansing, Michigan  48901

Principal Occupation: Administrator, Alternative Investments Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America




Cusip No. 69360J107								Page 13 of  17 Pages



Name:  		Milan J. Maat

Business Address:	Michigan Department of Treasury
	P.O. Box 15128
	Lansing, Michigan  48901

Principal Occupation: Administrator, Short Term Investment Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America




Cusip No. 69360J107								 Page 14 of  17 Pages




Name:  		Vernon L. Johnson

Business Address:	Michigan Department of Treasury
	P.O. Box 15128
	Lansing, Michigan  48901

Principal Occupation: Administrator, Trust Accounting Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America




Cusip No. 69360J107								Page 15 of  17 Pages




Name:  		Jon M. Braeutigam

Business Address:	Michigan Department of Treasury
	P.O. Box 15128
	Lansing, Michigan  48901

Principal Occupation: Administrator, Mortgage and Real Estate Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America




Cusip No. 69360J107 								Page 16 of 17 Pages



Name:  		Richard J. Holcomb

Business Address:	Michigan Department of Treasury
	P.O. Box 15128
	Lansing, Michigan  48901

Principal Occupation: Administrator, Quantitative Analysis Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America

SIGNATURE PAGE





Cusip No. 69360J107 								Page 17 of 17 Pages





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  02-14-01


STATE TREASURER OF THE STATE OF MICHIGAN,
CUSTODIAN OF MICHIGAN PUBLIC SCHOOL EMPLOYEES'
RETIREMENT SYSTEM, STATE EMPLOYEES' RETIREMENT
SYSTEM, MICHIGAN STATE POLICE RETIREMENT SYSTEM,
AND MICHIGAN JUDGES RETIREMENT SYSTEM



By:
       Jon M. Braeutigam, Administrator
       Mortgage and Real Estate Division
       Bureau of Investments

Its:  Authorized Representative